f.E. 2/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549





FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

PROCESSED
MAR 04 2002
THOMSON
FINANCIAL

FRANCE TELECOM
(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure:

Press release dated February 21, 2002, announcing France Telecom and Orange's position following the meeting of the supervisory board of Mobilcom AG.

PADOCS01/ 217107.6

Paris, 21st February 2002

France Telecom and Orange position following Mobilcom supervisory board

Following the meeting of the Supervisory Board of Mobilcom AG on 20th February 2002 and Mobilcom's statement of this morning, France Telecom and Orange now expect that total clarity will be brought by an investigation performed by an independent expert on the acquisition of shares in Mobilcom AG by Mrs S. Schmid-Sindran, as soon as possible and no later than the date of the next Mobilcom supervisory board on 7th March 2002.

France Telecom and Orange consider that there is a fundamental difference of interpretation of the Cooperation Framework Agreement ("CFA") between Mr Schmid on the one hand and France Telecom and Orange on the other. In the event that the interpretation of France Telecom and Orange is not accepted, France Telecom and Orange reserve the right to seek resolution of this matter in the courts.

Given the difference of interpretation of the CFA, France Telecom and Orange do not intend to progress discussion of the Mobilcom business plan until agreement on the interpretation of the CFA is achieved.

Contact :

France Telecom
Bruno Janet
Senior Vice President Group Corporate Information
+ 33 (0) 1 44 44 88 71

Nilou Du Castel
Group Press Director France Telecom
33 (0) 1 44 44 93 93

Orange SA
Denise Lewis
Group Director of Corporate Affairs
44 + (0) 20 7984 2000
Niamh Byrne
Head of Media Relations
44 + (0) 20 7984 2000

Citigate Dew Rogerson
Anthony Carlysle
44 + (0) 20 7638 9571

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 93 93
Fax : +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Dated: February 21, 2002

By: ____________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations